KPMG LLP 100 New Park Place, Suite 1400 Vaughan, ON L4K 0J3 Tel 905-265 5900 Fax 905-265 6390 www.kpmg.ca Consent of Independent Registered Public Accounting Firm The Board of Directors Organigram Holdings Inc. We consent to the use of:  our report dated December 19, 2023 on the consolidated financial statements of Organigram Holdings Inc. (the “Entity”) which comprise the consolidated statements of financial position as at September 30, 2023 and August 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the thirteen month period ended September 30, 2023 and the year ended August 31, 2022, and the related notes (collectively the “consolidated financial statements”), and  our report dated December 19, 2023 on the effectiveness of the Entity’s internal control over financial reporting as of September 30, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the thirteen month period ended September 30, 2023. We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-274686) on Form F-10. /s/ KPMG LLP December 19, 2023 Vaughan, Canada